UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

SQZ Biotechnologies Company

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

78472W104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78472W104	Page 2 of 6

1.	Name of reporting persons American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,517,173
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,517,173

9.	Aggregate amount beneficially owned by each reporting person 2,517,173
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 8.5%
12.	Type of reporting person HC

ITEM 1 (a).	NAME OF ISSUER:

SQZ Biotechnologies Company

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

200 Arsenal Yards Blvd, Suite 210, Watertown, MA 02472

ITEM 2 (a).	NAME OF PERSON(S) FILING:

American International Group, Inc.

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

American International Group, Inc.

1271 Avenue of the Americas, 11th Floor,

New York, NY 10020

ITEM 2 (c).	CITIZENSHIP:

Delaware

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2 (e).	CUSIP NUMBER:

78472W104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

This Item 3 is not applicable.

ITEM 4.	OWNERSHIP.

(a) Reporting Person may be deemed to beneficially own 2,517,173 shares of common stock owned by its indirect subsidiaries in the amount of: (i) 1,265,702 shares are owned directly by AIG DECO Fund II, LP; (ii) 533,495 shares are owned directly by American Home Assurance Company; (iii) 343,442 shares are owned directly by Lexington Insurance Company; and (iv) 374,534 shares are owned directly by National Union Fire Insurance Company of Pittsburgh, Pa.

(b) The information requested hereunder is set forth under Items 5 through 9 of the cover pages to this Schedule 13G.

(c) The information requested hereunder is set forth under Item 11 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Clients of the reporting persons may have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ Elaine Rocha
Name:	Elaine Rocha
Title:	Senior Vice President and Chief Investment Officer

EXHIBIT INDEX

Exhibit 99.1	Identification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company